SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              3 April 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 3 April 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

On 3 April 2007:

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

___________________________________________

National Grid plc:

Sale of UK Wireless business for £2.5bn

£1.8bn share buy-back

___________________________________________

03 April 2007

National Grid plc

Sale of UK Wireless business for £2.5bn

£1.8bn share buy-back

National Grid plc ("National Grid") is pleased to announce that it has signed and expects to complete today an agreement with Macquarie UK Broadcast Ventures Limited, the parent company of Arqiva Limited, on the sale of its UK Wireless business for a total cash consideration of £2.5 billion.*

The total consideration represents a multiple of 19.3 times EBITDA** for the year ended 31 March 2006.

Following the announcement on 16 November 2006 regarding the proposed demerger of the UK Wireless business, National Grid received approaches from various parties seeking to purchase this business. National Grid's Board has determined, following a competitive process, that the agreed sale represents the most attractive and certain outcome for our shareholders. The sale is expected to enhance earnings per share immediately.

Following completion, National Grid is pleased to announce that it will return £1.8 billion to shareholders via an extension of the existing share buy-back programme.

Steve Holliday, Chief Executive of National Grid, said:

"We are delighted with the outcome of this transaction, which has secured an attractive premium for a great business which we have grown successfully. We are confident that it delivers greater shareholder value than a demerger. This represents a significant step in our strategy of focussing on the UK and US electricity and gas markets, and demonstrates our commitment to generating shareholder value. Meanwhile we continue to progress the sale of our much smaller US Wireless business."

The repurchase programme is expected to be effected on the London Stock Exchange over the next 12 to 18 months and will be dependent on market and economic conditions. Shares will be repurchased in accordance with the Board's general authority to make market repurchases of ordinary shares, as approved by shareholders. The Board will seek shareholder approval to renew this authority at our next AGM.

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Stewart Larque	+44 (0)20 7004 3147	+44 (0)7831 864034 (m)

Citigate Dewe Rogerson

Anthony Carlisle	+44 (0)20 7638 9571	+44 (0)7973 611888 (m)

Additional information

National Grid Wireless in the UK is the leading independent provider of network infrastructure to mobile network operators. National Grid Wireless operates around 5,000 active sites used for mobile communications. It is one of two providers of transmission networks for analogue and digital television and radio broadcasters with around 750 purpose-built broadcast towers and associated transmission equipment. National Grid Wireless also holds licenses for two digital television multiplexes utilised by broadcasters in the UK.

For the year ended 31 March 2006, National Grid Wireless UK generated operating profit** of £70m on revenues of £297m and had gross assets of £1,451m.

* Subject to a working capital adjustment. The purchaser has confirmed that all existing employee rights will be on the same or comparable terms.

** Measured on a business performance basis. Business performance results represent the results of Wireless before exceptional items and remeasurements.

Remeasurements are non-cash movements in the carrying value of financial instruments and of certain commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's financial condition, National Grid's results of operations and businesses, strategy, plans and objectives. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "continue", "project" and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid's pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid's filings with and submissions to the US Securities and Exchange Commission (the "SEC") (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent Annual Report on Form 20-F and the "Risk Factors" section in its Registration Statement on Form F-3 filed with the SEC on 28 June 2006). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.